October 1, 2004


Via Facsimile (973) 643-6500 and U.S. Mail

Steven R. Kamen, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102-5400
(973) 643-7000

RE:	Rag Shops, Inc.
	Schedule 14D-9; File No.: 005-42322
	Filed September 22, 2004 by Rag Shops, Inc.

Dear Mr. Weinsier:

The staff has reviewed the referenced filing, and has the following comments.

General

1. Please add Rag Shops as a filing person to the Schedule TO filed by Crafts Retail Acquisition Corporation on September 22, 2004 for purposes of Schedule 13E-3. Because Rag Shops has recommended the tender offer being made by Crafts Retail, Rag Shops is a filing person for purposes of Schedule 13E-3.  See interpretation K.2 in our July 2001 Telephone Interpretation Supplement publicly available
on our website, www.sec.gov.   Please note that only bidders may
appear on Schedule TO. To the extent you believe that Rag Shops is not engaged in a tender offer, Rag Shops must file a stand alone
Schedule 13E-3.

The Board Recommends that the Stockholders Accept the Offer and
Tender Their Shares Pursuant to the Offer

2. Please revise to disclose how the Company and the purchaser group each reached the determination that the offer is fair despite the apparent absence of the safeguards identified in Item 1014(c) and
(d) of Regulation M-A.  Refer to Q & A 21 in Exchange Act Release No.
17719.

3. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. This section should include a discussion of each filing person`s Item 1014(b) analysis, including a presentation of all the material factors considered by such party in reaching its determination. If one party relied upon the analysis of another, such as the financial advisor, that party must expressly adopt the conclusion and analyses of the other. For example, if the board is relying on the financial advisor`s analyses, and the analyses satisfy the Item 1014(b) disclosure standards, the board must specifically adopt such analyses as their own. Filing persons cannot insulate themselves from liability by relying upon the summary of the financial advisor`s analyses which, by their terms, do not comply with the specific disclosure requirements of Item 1014(b). The board does not appear to have specifically adopted the analyses of the financial advisor in the existing disclosure. Without expressing an opinion as to whether the financial advisor`s analyses satisfy the Item 1014(b) disclosure standards, the board must expand the discussion in support of their fairness determination with regard to the transaction to specifically address the Item 1014(b) factors. See Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981).

Schedule 14D
Past Contacts, Transactions, Negotiations, and Agreements
Mutual Releases, Funding Agreement and Escrow Agreement

4. Please expand your disclosure regarding the reason for the funding agreement with Mr. Berenzweig and the nature of his obligations and certain expenses to be covered under same. We note that losses are described in the funding agreement, but believe that your disclosure should include a general description of these obligations.

The Background of the Offer
The Board Recommends that the Stockholders Accept the Offer and
Tender Their Shares Pursuant to the Offer

5. We note that four non-binding written acquisition proposals were received by SunTrust on July 27, 2004, including the proposal from Sun and three from other financial buyers. Further, the board instructed SunTrust to provide additional information to the bidders and to solicit final and best proposals from each bidder. Please expand your disclosure on the information SunTrust provided to
the three bidders that were not Sun.   We note that no revised offers,
other than Sun`s were received from other bidders, but believe that you should provide more detail regarding the nature of information provided to the three other bidders.

Reasons for the Board`s Recommendation

6. We note that your discussion of information and factors considered by the board, including all of the material factors, purports to include both positive and negative factors. However, only one apparently "negative" factor is cited in your bullet-pointed list. Please tell us, with a view toward disclosure, if there are any other negative factors considered that should be considered material and included in this disclosure. We note that lost opportunity to participate in the growth and profits of Rag Shops following the offer is referenced.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filers acknowledging that

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We believe that a supplement should be sent to security holders to provide them with the information that will be given in response to these comments. In addition, please file revised materials that clearly mark the changes made in response to these comments. The staff views responses to comment letters as correspondence in connection with filings, and Regulation S-T mandates the submission of such correspondence electronically.
Submit a cover letter electronically that keys your responses to the comments to the changes made in the text, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have further comments after reviewing your revised materials and responses.

	Direct questions to me at (202) 942-2903.

					Very truly yours,



					Celeste M. Murphy
					Attorney Adviser
					Office of Mergers and Acquisitions